Direct: (612) 492-7338
Email: tsteichen@fredlaw.com
December 17, 2010

VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 30, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated December 14, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2010 (“Amendment No. 6”). A responsive Pre-Effective Amendment No. 7 to the Form S-1 (“Amendment No. 7”) has been filed concurrently herewith via EDGAR. We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s response to comment 2. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 7 showing changes to the Amendment No. 6 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s response is provided below each comment.
Intellectual Property page 2
1.	Please revise to clarify that while it is your belief that the BPAI reversal supports your position with respect to your other pending patent applications, neither the BPAI nor other applicable body has issued (or as yet indicated that it intends to issue) reversals with respect to these applications.
Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 3 and 57 of Amendment No. 7.
Clinical Development of Our ESVS MESH, page 3
2.	Refer to prior comment 3. It remains unclear why the final results did not impact the status of your CE Mark. With a view to disclosure, please tell us whether you disclosed the final results, your modification of instructions, your determination to cease using your 3.0 mm mesh and your reduction in downsizing to the Notified Body. If you did not disclose such results please provide your analysis explaining how you determined such disclosure is not required. In addition, please:
•	Identify the relevant Notified Body.
•	Clarify whether the Notified Body issued your application with an EC design-examination certificate and, if so, please provide a copy to us;
•	Clarify whether there were any conditions to the validity of such certificate; and
•	Clarify whether the Notified Body required any further tests or proof regarding your device.
Response: The Company respectfully advises the staff that the protocol for the Company’s initial human trial called for analysis of the primary safety endpoint (major adverse cardiac and cerebral events or MACCE) on 74 patients at 30-day follow-up, and analysis of the primary efficacy endpoint (angiographic patency) on 38 patients at 9-month follow-up. The Company submitted this protocol to participating international clinical sites and their respective ethics committees and Competent Authorities (government or government-appointed agencies in charge of approving medical device clinical studies prior to enrollment in such a study) and provided it to the Notified Body as an appendix to the Design Dossier. The clinical report provided with the Design Dossier included primary safety endpoint analysis on 85 patients, and primary efficacy endpoint analysis on 42 patients. This comprised all patients for whom data had been provided as of January 15, 2010, the date of the clinical report provided with the Design Dossier. Since providing data for the primary endpoints of the study had been defined as the clinical evidence required to obtain the CE Mark, the submission of additional data subsequently collected during the completion of this study was not required and was not provided to the Notified Body.
Medical Device Directives (93/42/EEC) require that the Company record and analyze customer complaints with respect to the eSVS MESH, and this data will be reviewed during Notified Body surveillance audits. The Company has a system in place for recording and analyzing customer complaints, although no customer complaints have been received since the Company’s eSVS MESH was launched in June 2010.
In the Company’s Design Dossier submission, dated February 12, 2010, the Company provided the Notified Body the following information:
•	Specific instruction would be added to the Instructions for Use to clarify proper anastomotic site formation based on the experience at one of the study sites.
•	The degree of downsizing would be reduced in the table provided in the Instructions for Use based on the stratified patency observed
•	The Sizing Tool would be modified to reflect this change in downsizing
An initial review of the Design Dossier was issued by the Notified Body on April 11, 2010.
There were 6 Initial Review Findings contained in this Report. These Findings were:
•	Declaration of Conformity incorrect Annex noted;
•	Draft labeling supplied with initial dossier was in English only and did not contain translations;
•	Draft IFU supplied with initial dossier was in English only and did not contain translations;
•	Draft labeling did not include symbols for Manufacturer and Authorised Rep per EN 980:2008;

•	Copies of certifications for professional services such as laboratory and testing facilities was not included in dossier;
•	“NOTE” section of the IFU with regard to issue highlighted by one facility should also be added to the warnings contained within the IFU and identifying why it has been included should also be considered.
In response to these Findings, the Company provided a response to the Notified Body on April 23, 2010 that included an updated Instructions for Use. This updated Instructions for Use included the removal of the 3.0 mm eSVS MESH device, a further update to the device sizing chart related to reduced downsizing (the chart currently used today), change to the Sizing Tool to reflect this reduced downsizing and the addition of a slot to measure wall thickness (to exclude very thick veins since thick walls can also reduce lumen area) and an addition of a CAUTION to the Instructions for Use with regard to formation of the proximal anastomotic site.
With respect to the additional information requested, the Company has provided responses beneath each of the items requested.
•	Identify the relevant Notified Body.
•	The Notified Body contracted by the Company is SGS United Kingdom, Notified Body number 0120.
•	Clarify whether the Notified Body issued your application with an EC design examination certificate and, if so, please provide a copy to us;
•	The Company was issued a design exam certificate for the eSVS MESH. A copy has been provided to the staff as supplemental information.
•	Clarify whether there were any conditions to the validity of such certificate; and
•	SGS issued their Final Report to the Company on May 7, 2010. Under the report section “AUDIT CONCLUSIONS AND RECOMMENDATIONS”, SGS indicates certification under Directive 93/42/EEC Annex II, Section 4. Under this same section, a sentence stating that “any proposed substantial change to the design of the product must be notified to SGS UK...”. This is the only statement in the Final Report that could be considered a condition of validity.
•	The design exam certificate indicates that regular audits of the Quality System will be performed. This occurs on an annual basis, with the next Notified Body surveillance audit scheduled for March 2011.
•	Clarify whether the Notified Body required any further tests or proof regarding your device.
•	Besides the items noted above, there were no other tests or proof required.
Based on the foregoing, the Company respectfully submits that the disclosure added in Amendment No. 6 regarding the CE Mark’s continued validity in view of the final trial results is appropriate and sufficient disclosure. This disclosure is found on page 3 of Amendment No. 7 in the first paragraph following the heading “Clinical Development of Our eSVS MESH” and on page 47 of Amendment No. 7 in the 5th paragraph following the heading “Business—Overview.”
Recent Developments, page 5
3.	We note your response to prior comment 4. Please revise the disclosure in your business section to disclose the material terms of your distributor agreements, including exclusivity rights and term and termination provisions. To the extent that distributor rights in certain countries are exclusive or regions significant to your business are otherwise covered by one or a few distributors, please expand your analysis to explain why these distribution agreements should not be deemed material.
Response: The Company has revised the Form S-1 in response to the Staff’s comment regarding disclosure of the material terms of the distributor agreements. Please see page 55 of Amendment No. 7.
In response to the Staff’s request for an expanded analysis of the Company’s determination that the distribution agreements need not be filed as exhibits, we respectfully submit that exclusivity and the potential significance of the regions currently covered by our distributor agreements do not change our conclusion. Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, the applicable standard for this analysis is “substantial dependence.” The Company is not substantially dependent on any of the distribution agreements that it has signed, even though those distribution agreements are exclusive for a particular country or region. Our conclusion was based upon several considerations. The Company is a development stage company dependent primarily upon equity financing for the capital it requires to operate as it continues seeking regulatory approval and begins commercialization of its products. The Company would not fail or even be significantly damaged if any of these distribution agreements were terminated. Sales generated by the Company’s distributors are small and contribute only a small amount to the Company’s operating capital. The Company would continue to operate in substantially the same manner in the event any particular distribution agreement were terminated, and therefore the Company is not “substantially dependent” on any particular distribution agreement. Moreover, each distribution agreement contains a provision which allows the Company to terminate the agreement if the distributor fails to reach defined sales goals. If a particular distributor fails to perform to expectations, the Company may, in its sole discretion, terminate that distributor and seek an alternative distributor. The fact that the Company may terminate a distributor if that distributor does not perform is further evidence that the Company is not substantially dependent on the distributor.
The Company acknowledges that in the future it may alter its distribution strategy and engage larger, more geographically dispersed distributors. Such an arrangement could lead to a situation where the Company would be substantially dependent upon an individual distributor. The Company understands its obligations to file such agreements if and when they occur.
If we are unable to successfully complete our clinical trials..., page 8
4.	Please revise the caption of this risk factor to disclose that the results of your one human clinical trial were inconclusive. Make similar revisions throughout the prospectus, as appropriate, to clarify that the results of the trial were inconclusive.
Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 8 of Amendment No. 7.
We believe that this response letter, together with Amendment No. 7 filed concurrently herewith, addresses the comments set forth in your letter. If we can be of any assistance to the Staff in explaining this response or the changes in the Amendment No. 7, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 7, please call me at (612) 492-7338 to discuss any additional questions or comments you might have.

Very truly yours,
/s/ Thomas F. Steichen
Thomas F. Steichen

cc:	Manny Villafaña
Scott Kellen
Michael P. Winegar
Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Bill Huo, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC
Martin James, Acting Assistant Director, SEC